December 5, 2024

Brian Curry
Secretary
EUSHI Finance, Inc.
37 Route 236
Kittery Properties Suite 101
Kittery, ME 03904

        Re: EUSHI Finance, Inc.
            Registration Statement on Form S-4
            Filed November 27, 2024
            File No. 333-283516
Dear Brian Curry:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at 202-551-3314 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation